DRIFTWOOD VENTURES, INC
                             707 7TH Avenue, Suite 5
                        New Westminster, British Columbia
                                 Canada V3M 2J2


August 12, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:

Dear Sirs:

Re: Driftwood Ventures, Inc. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-124829

Further to your letter dated June 16, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
-------
1. We note that the company "intends" to be in the mineral exploration business both has not conducted any exploration to date, has few assets, no revenues, two employees with no experience in the mining business. Please disclose in the filing if true that the company is not a blank check company as defined in Rule 419 of Regulation C and the company will not merge or acquire another company or become a vehicle for a reverse acquisition in the future.

         We have disclosed in the "Description of Business" that we are not a blank check company as defined in Rule 419 of Regulation C. We have also noted that we do not intend to merge or acquire another company or become a vehicle for a reverse acquisition in the future.

Prospectus Cover Page
---------------------
2. Revise your disclosure referencing your intent to have the company's securities listed on the OTC Bulletin Board to clarify that there is no assurance of when, if ever, that such securities will be listed for trading on any exchange.

         We have indicated that there is no assurance of when, if ever, that our securities will be listed for trading on any exchange.

Summary
Termination of the Offering
---------------------------
3. We note the disclosure that the offering will conclude when all of the 907,000 shares of common stock have been sold, the shares no longer need to be registered to be sold. If true, please revise the disclosure to note the reason why the shares no longer need to be registered to be sold is due to the operation of Rule 144(k).

         We have indicated that the reason why the shares no longer need to be registered to be sold will be due to the operation of Rule 144(k).

4. Please provide the following disclosure "that in any event the offering will terminate no later than months or years."

         We have indicated that, in any event, the offering will terminate no later than one year following the effective date of the registration statement.

5. Please discuss how the price of $7,000 was determined for the mineral claims compromising the Silver Creek property and identify the persons making the determination and their relationship, if any with the registrant or any promoter.

         We have disclosed that the purchase price of the Silver Creek property was determined by negotiation between our directors and Ms. Tan.

6. According to the filing the vendor of the property was Ms. Serena Tan. Please disclose her affiliation if any with the officers, directors or promoters of the company. Advise how the company and Ms. Serena Tan were introduced. Upon receipt we may have additional comments.

         We have disclosed that Ms. Tan is not affiliated with our officers, directors or promoters. Ms. Tan is known to our president, Mr. Chan through his employment with Cambridge House International Inc.

7. Please advise when Ms. Serena Tan purchased the property, from whom, at what price and that's person's affiliation if any to the company, officers, directors and promoters.

         Ms. Tam has not indicated to us from whom she purchased the property or the price that she paid for the property.

8. We note that the company was incorporated on February 13, 2003 and that to date, the company has not conducted any exploration. Please briefly disclose the company's activities since incorporation until the present.

         From its incorporation on February 13, 2003 to November 2004, we were essentially dormant and did not have any business operations. In November 2004, we commenced raising funds through the sale of our securities.

Summary Financial Information
-----------------------------

9. Please update the financial information to the most recent date practicable.

         We have updated our summary financial information to March 31, 2005.

Risk Factors
------------
10. Since there is no market for the company's shares at the present time, please revise the statement under this heading "[T]he trading price of our common stock could decline due to any of these risks..."

         We have replaced the words "trading price" with the word "value".

"If We Do Not Obtain Additional Financing..."
---------------------------------------------
11. We note the disclosure in the last paragraph under this risk factor. Inasmuch as the company considers this "an anticipated alternative for the finance of further exploration...", please provide another risk factor addressing the risk associated with "our sale of a partial interest in the Silver Creek property to a third party..."

         We have added the following risk factor:

         "IF WE SELL A PARTIAL INTEREST IN THE SILVER CREEK PROPERTY IN ORDER TO FUND FURTHER EXPLORATION, THE VALUE OF OUR SOLE ASSET WILL BE DIMINISHED AND THE VALUE OF OUR STOCK COULD BE NEGATIVELY IMPACTED

         If we are unable to raise sufficient funds for exploration of the Silver Creek property, we may be forced to seek a joint venture partner who would provide us with funding for exploration in exchange for an partial interest in our claims. A sale of a interest in our sole asset could have an adverse effect on the value of our stock."

"Because Our President has Other Business Interests..."
-------------------------------------------------------
12.      Please  supplementally  advise if Mr. Chan has been associated with the
         companies,  Chinadotcom  Corp.,        Phoenix  Technologies  Ltd.,
         Pivotal  Corp.  and Ross  Systems,  Inc.  If so,  please  advise  in
         what       capacity was he associated  and the time frame,  for each.
         If he was not associated, please confirm. Upon receipt, we may have further comment.

         Mr. Chan is not and has not been associated with any of the noted companies.

13.      Further,  we note a hotel and resort  company has the same name
         "Driftwood  Ventures  Inc." located in     West Palm Beach, FL.  Please
         advise whether or not there is any affiliation with this company.

         There is no affiliation between us and Driftwood Ventures Inc. of West Palm Beach, FL.

Selling Shareholders
--------------------
14.             Under the section "Recent Sales of  Unregistered  Securities" in
         Part II to the registration statement, please provide the facts considered underlying the exemption claimed for the shares sold on December 3, 2004 and December 30, 2004. See Item 701 of Regulation S-B.

         In  the  sub-section  entitled  "Regulation  S  Compliance",   we  have
         clarified that the facts listed applied to each of the offerings that we conducted pursuant to Regulation S.

Directors, Executive Officers, Promoters...
Biographical Information
------------------------
15. We note the statement in paragraph two (2) that "[M]r. Chan does not have any professional training or technical credentials in the exploration, development and operation of mines." However, we further note in the last paragraph under "Description of Business- "we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results, as will as our president Steven Chan, who is a professional engineer." Please revise consistent throughout the prospectus.

         We have revised our disclosure to state the following:

        "Our directors will make this decision based upon the recommendations of the independent geologist or professional engineer who oversees the program and records the results, as will as our president Steven Chan."

16.      Please identify all promoters of the company.

         We have identified Steven Chan as our sole promoter.

Description of Business
-----------------------
Mineral Property Purchase and Sale Agreement
--------------------------------------------

17. We note the company acquired a 100% interest in the Silver Creek property from Serena Tan for $7,000. Please state whether or not there is or was any affiliation or relationship between the company's management and Ms. Tan prior to this transaction.

         There was no affiliation or relationship between our management and Ms. Tan prior to the property transaction.

18. We note that the Silver Creek property claim is in good standing until June 24, 2005. According to the filing at least $100 in exploration work must be complete on the claim by that date in order to extend the claim expiry date by one year, to June 24, 2006. Please update the disclosure.

         We have updated our disclosure to indicate that the Silver Creek property is now in good standing until June 24, 2006.

Geological Assessment Report
----------------------------
19. Please expand the disclosure to indicate whether or not the company has a written agreement with Mr. Macdonald to perform the work also, please disclose the cost of the report, indicating whether the company has paid for this.

         We do not have a written agreement with Mr. Macdonald to perform the recommended exploration work on the property. The cost of the report was paid for by the vendor of the property, Ms. Serena Tan as part of our agreement to acquire the property.


20. We note in the filing that the company has commissioned Mr. Macdonald to prepare a geological report on the Silver Creek property. The report summarizes the result of p rior exploration and makes recommendations for further exploration. In his report Mr. Macdonald concludes that Silver Creek property has potential and further exploration of the property is warranted. Mr. Macdonald recommends a two phase exploration program to complete and initial evaluation of the property. What is the basis for this recommendation? It would appear that this disclosure is not consistent with disclosure in the last paragraph under the sub caption Description of Business - In General. For example, each exploration is conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results of the most recent phase of exploration on the Silver Creek property. Once we have completed each phase exploration, we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Please advise or revise.

         We have clarified that while Mr. Macdonald has recommended a two phase exploration program for the Silver Creek property, the second phase of exploration is contingent on the success of the phase one program.

21. According to the disclosure "our directors will make this decision to proceed based upon the recommendations of the independent geologist who oversees the program and records the results, as well as our president Mr. Chan. Please disclose whether it is possible or likely that Mr. Macdonald will provide the geological services to complete phases 1 and 2. In that capacity please discuss his services to be rendered and the fees for such services. If Mr. Macdonald will serve in that capacity it does not appear that he would be an independent geologist. Please advise.

         We have indicated the following:

         "We retained Mr. Lawrence Stephenson, a professional geologist, to conduct the initial phase of exploration on the Silver Creek property. He has completed the phase one program and is awaiting results from the processing of samples that were gathered during the program. He has advised us that the fees for his services will not exceed the $2,000 that is allocated to the senior geologist in Mr. Macdonald's budget. Our arrangement with Mr. Stephenson is a verbal one. We do not have a written agreement with him."

22.      Please disclose the name of the persons that  introduced Mr.  Macdonald
         to the company its officers and   directors and how the company became
         aware of Mr. Macdonald services.

         Mr. Chan, our president, became aware of Mr. Macdonald through his employment with Cambridge House International Inc.

23. Please disclose all fees Mr. Macdonald received in connection with this filing and from whom he received such fees.

         We have not paid any fees to Mr. Macdonald in connection with the property or the filing.

Conclusions Section
-------------------
24. We note Mr. Macdonald is providing conclusions that the property has potential "...to host significant amounts of mineralization and that further exploration of the property is warranted." Please provide us with a list of the public reporting companies or pending review in the commission that Mr. Macdonald has provided similar services. Discuss the current status of each and the results of such exploration. Upon receipt we may have additional comments.

         We are not aware of any public reporting companies or pending reviews in the commission that Mr. Macdonald has provided similar services.

25. Any written agreement between the company and Mr. Macdonald should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

         We do not have any written agreement with Mr. Macdonald.

26. Also, the geological report should be filed and the exhibit index revised to reflect the filing of such.

         We will endeavor to obtain a electronic copy of Mr. Macdonald's geological report on the property.

27. The last sentence in this section should be revised to indicate "[T]he recommended phase two program will entail follow-up sampling in areas only if significant mineralization is encountered in the first phase."

         We have revised this sentence as recommended.

28.      We note  under  phase one of the  Proposed  Budget  that  $1,000  is
         being  budgeted  for a  geological    technician.  Please identify who
         will be performing this work, if known.

         Mr. Stephenson has advised that he conducted the phase one exploration program without the aid of a geological technician.

Plan of Operations
------------------
29. The amendment to be filed should include an update of the status of this work in phase one.

         We have updated our registration statement to indicate that the phase one exploration program has been completed and that results are pending.

30. We note under "Other Expenses of Issuance and Distribution" that the fees and expenses will be $11,500. Please clarify the specific nature of the other expenses to comprise the remaining amount to total $15,000 for "professional fees and administrative expenses" mentioned in paragraph two (2) hereunder.

         The additional expenses that we expect to incur in addition to the offering expenses are accounting and audit fees related to compliance with our reporting obligations.

Certain Relationships and Related Transactions
----------------------------------------------
31. It would appear that the information contained in Note 3 to the financial statements, "Advances from Related Party" should be disclosed in this section. Also the initial statement in this section "[N]one of the following parties has, since our date of incorporation, had any material interest..." should be deleted in this regard. Please revise.

         We have disclosed the related party information contained in Note 3 in this section.

Financial Statements
--------------------
         Report of Independent Registered Public Accounting Firm
         -------------------------------------------------------
32. Please revise the audit opinion (third paragraph) to address the accounting principles utilized. Please refer to the guidance in paragraph (c) of Article 2 of Regulation S-X and the illustrative example in Auditing Standard No. 1.

         We include an amended audit opinion with our amended registration statement.

Other Regulatory
----------------

33.              Please  note  the  updating   requirements  for  the  financial
         statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

         We have included financial statements for the interim period ended March 31, 2005 with our amended registration statement.

Part II
-------
Recent Sales of Unregistered Securities
---------------------------------------
34. We note the disclosure under "Selling Shareholders" with respect to the sale of 750,000 shares of stock completed on December 3, 2004 and the disclosure in this section which states the offering was completed on November 26, 2004. Please reconcile.

         We have revised the disclosure under this section to indicate that the noted offering was completed on December 3, 2004.

35. Further, we note that the price per share for the sale of the 750,000 shares was at $0.01 per share, while the sale of 157,000 shares on December 30, 2004 was at $0.10 per share. Please briefly disclose the factors considered for setting the price for each offering.

         The offering price of our common stock increased from $0.01 per share in our offering completed December 3, 2004 to $0.10 per share in our offering completed on December 30, 2004 due to our acquisition of the Silver Creek property on December 15, 2005. Prior to that date, we did not have an assets other than cash.

Regulation S Compliance
-----------------------
36.      Please clarify the offering restrictions implemented.

         We implemented the following offering restrictions:

         1.      we only solicited non-US persons

         2. we only solicited persons who were friends or business associates of our management.

         As the first restriction is redundant given our additional disclosure and the second restriction is not a requirement of Regulation S, we have removed the reference to offering restrictions.

Exhibits
--------
37.      The legal opinion should be included in the amendment to be filed.

         We will file a legal opinion in the next amendment to our registration statement.

General

38. In the amendment to be filed, please number each page of the registration statement.

         We have numbered each page of our registration statement.

39. Please update the disclosure throughout the prospectus to the latest date practicable.

         We have updated our disclosure throughout the prospectus to the latest date practicable.

         Sincerely,

         /s/ Steven Chan

         Steven Chan, President